SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

January 8, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Sharon M. Blume
Reviewing Accountant

Re:       Security National Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 0-9341

Dear Ms. Blume:

Security National Financial Corporation (the "Company") is in receipt of the letter dated December 18, 2008 from the U.S. Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.  Although responses to the comments in the letter are required to be made within ten business days from the date of the letter, this will confirm that on December 30, 2008 Christina Harley, Staff Accountant, acquiesced to extending the time for the Company to file responses thereto until January 16, 2009.  The Company expects to file its responses to the comment letter on or before January 16, 2009.

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer